Exhibit 99.2

TRIAL SCHEDULE FOR CERTAIN CASES

Set forth below are the two antitrust cases, and the Lights/Ultra Lights class action currently scheduled for trial in 2005 against PM USA, and with respect to the Lights/Ultra Lights class action, ALG.

Case (Jurisdiction)	Type of Action	Trial Date

Lewis d/b/a B&H Vendors v.	Antitrust	July 5, 2005
Philip Morris Incorporated
(Tennessee)

Smith Wholesale Company, Inc.,	Antitrust	July 12, 2005
et al., v. Philip Morris USA Inc.,
et al.
(Tennessee)

Schwab (formerly, McLaughlin),	Lights/Ultra Lights
et al. v. Philip Morris USA Inc.,	Class Action	November 2005
et al.
(New York)

Below is a schedule setting forth by month the number of individual smoking and health cases, including cases brought by current and former flight attendants claiming personal injuries allegedly related to ETS, against PM USA that are currently scheduled for trial through the end of 2005.

2005
April (2)
June (1)
August (1)
September (1)
December (1)

1